Exhibit 99.1

Glass House Brands Secures US$100 Million Senior Secured Term Loan

Non-Dilutive Capital to Fund Phased Retrofit of 5.5 Million Square Foot Cultivation Facility

LONG BEACH, CA and TORONTO, December 13, 2021 // -- Glass House Brands Inc. (“Glass House” or the “Company”) (NEO: GLAS.A.U and GLAS.WT.U)(OTCQX: GLASF and GHBWF), one of the fastest-growing, vertically-integrated cannabis companies in the U.S., today announced that it has entered into a senior secured term loan agreement (the “Loan Agreement”) with a U.S.-based private credit investment fund (the “Lender”) for up to US$100 million (the “Loan”), with an initial draw of US$50 million (the “Initial Term Loan”). The Initial Term Loan has a variable interest rate currently set at 10% per annum, and in no event shall be more than 12% per annum. The gross proceeds of the Loan will be used to fund the phased retrofit of the Company’s approximately 5.5 million square feet cultivation facility currently under renovation in Camarillo, California (the "SoCal Facility") and for general corporate purposes.

As previously announced, the Company completed the acquisition of the approximately 160-acre SoCal Facility with six on-site greenhouses in September 2021. The SoCal Facility includes approximately 125 acres of ultra-high-tech and efficient KUBO Ultra-Clima greenhouses, on-site well, water treatment facilities, automated roof washing system, supplemental lights, and natural gas cogeneration facilities producing power, heat, and CO2. The Company has planned the initial phase 1 of the SoCal Facility retrofit to include the conversion of two greenhouses, one of which will propagate nursery cuttings or clones to support the entire facility and the other which will have a capacity of 180,000 pounds of biomass per year. Phase I expansion will also include a packhouse and a distribution center which will support the growth of the

Company’s wholesale biomass business.

To watch an updated video documenting the construction progress at the SoCal Facility, please visit https://ir.glasshousebrands.com/socal-greenhouse/.

“Since our inception, it has been our vision to become the largest cannabis brand-building platform in California and this loan agreement provides us with a non-dilutive infusion of capital to fund the complete retrofit of our SoCal Facility as we continue to pursue this goal,” said Kyle Kazan, Chairman and Chief Executive Officer of Glass House. “With support building across the country for cannabis regulatory reform, now is the right time for us to improve availability of our high-quality, sustainably grown California cannabis while significantly lowering our COGS through scale and automation. We have a planned total footprint of 6 million square feet and projected total biomass production of approximately 1.7 million pounds, which we believe would make Glass House Brands the largest and most efficient cannabis supplier in the U.S., by a wide margin. With this significant capacity we will be extremely well-positioned to supply cannabis consumers across the country, once that opportunity arises.”

Mr. Kazan added, “I’d like to thank our team who have worked tirelessly on this agreement. I’m extremely proud of your efforts.”

The Initial Term Loan shall be repayable in monthly installments beginning on December 1, 2023, at an aggregate amount equal to 1.25% of the original principal amount of the Initial Term Loan. Two subsequent draws of US$25 million (the “Delayed Draw Term Loans”) each will be available at future dates provided certain terms and conditions under the Loan Agreement have been met and shall be repayable in monthly installments beginning on December 1, 2023, at an aggregate amount equal to 1.25% of the original principal amount of the Delayed Draw Term Loans. The conditions of the Loan Agreement include the creation and issuance of 2,000,000 new Company warrants that will be freely tradable in Canada under the same CUSIP/ISIN as the Company’s existing publicly traded warrants (NEO: GLAS.WT.U; OTCQX: GHBWF), and delivered to the Lender at closing, with each warrant exercisable at an exercise price of US$11.50 to acquire one subordinate voting share, restricted voting share or limited voting share, as applicable (NEO: GLAS.A.U) until June 26, 2026, subject to acceleration or redemption as set forth under the terms of the warrant agency agreement governing the warrants.

About Glass House Brands

Glass House Brands is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, Forbidden Flowers, and Mama Sue Wellness, Glass House Brands is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com and  https://ir.glasshousebrands.com/contact/email-alerts/.

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”), including with respect to the use of proceeds under the Loan Agreement; the planned Phase I of the SoCal Facility; the Company’s vision for its cannabis business; the Company’s expected planned footprint and projected biomass; the Company’s belief that it will become the largest and most efficient cannabis supplier in the U.S. by a wide margin; and that the Company will be extremely well positioned to supply cannabis consumers across the country once that opportunity arises. Forward-looking statements reflect current expectations or beliefs regarding future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates”, “targets” or “believes”, or variations of, or the negatives of, such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. All forward-looking statements, including those herein are qualified by this cautionary statement.

Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements, including changes in the Company’s plans for its Phase 1 expansion at the SoCal Facility; not meeting the Company’s projected footprint or biomass; the Company not realizing the efficiencies or scale expected for its business, among other factors. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release speak only as of the date of this news release or as of the date or dates specified in such statements.

Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking information. For more information on the Company, investors are encouraged to review the Company’s public filings on SEDAR at www.sedar.com. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T :(562) 264 5078

ir@glasshousebrands.com

Jamin Horn, General Counsel and Corporate Secretary

T :(562) 264 5078

jamin@glasshousegroup.com

Investor Relations Contact:

MATTIO Communications

T: (416) 992-4539

ir@mattio.com